SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                          Schedule 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. __)*

                   Harrell International, Inc.
                        (Name of Issuer)

                  Common Stock, $.01 Par Value
                 (Title of Class of Securities)

                           413648-20-8
                         (CUSIP Number)

                 Merchant Capital Holdings, Ltd.
                          Geoffrey Dart
                    c/o Edwards & Associates
                 17060 Dallas Parkway, Suite 101
                       Dallas, Texas 75248
                         (972) 267-9191
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                        December 14, 1999
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 4 13648-20-8          13D         Page 2 of 6 Pages


1.   Name  of Reporting Person; IRS Identification Number
     Merchant Capital Holdings, Ltd., a British Virgin Island corporation

2.   Check the Appropriate Box if a Member of a Group     (a) [ ]
                                                          (b) [X]
3.   SEC Use Only

4.   Source of Funds (See Instructions)

     Other (WC)

5.   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)
                                                             [ ]

6.   Citizenship or Place of Organization

                       British Virgin Island

Number of      7    Sole Voting Power
Shares              500,000 shares of Common Stock,$.01 par value
Beneficially   8    Shared Voting Power
Owned by            None
Each           9    Sole Dispositive Power
Reporting           500,000 shares of Common Stock,3.01 par value
Person         10   Shared Dispositive Power
With                None

11   Aggregate Amount Beneficially Owned by Each Reporting Person
     500,000 shares of Common Stock, 3.01 par value

12   Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares                                                 [ ]

13   Percent of Class Represented by Amount in Row (11)
     33.9%

14   Type of Reporting Person
     Other (CO)

CUSIP No. 4 13648-20-8          13D         Page 3 of 6 Pages

Item 1.    Security and Issuer

     This statement relates to the common stock, 3.01 par value
(Common Stock),of Harrell International, Inc., a Delaware corporation ("Harrell"), the principal executive offices of which are located at 211 A. East Louisiana Street, McKinney, Texas
75069.

Item 2.    Identity and Background

     This statement is being filed by the below named corporation:

     (a)  Merchant Capital Holdings, Ltd. ("Merchant"), a
          British Virgin Island corporation.

     (b)  Merchant's address is Geoffrey Dart, c/o Edwards &
          Associates, 17060 Dallas Parkway, Suite 101, Dallas,
          Texas 75248.

     (c)  Not applicable.

     (d) Merchant has not been convicted in a criminal proceeding during the last five years.

     (e) Merchant has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which proceeding was a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

     (f) Merchant was organized pursuant to the laws of the British Virgin Island.

          Geoffrey Dart, a resident of the United Kingdom, is the managing director and sole officer of Merchant.

Item 3.   Source and Amount of Funds or Other Consideration

     The 500,000 shares of Common Stock of Harrell described herein, which include an option to purchase 250,000 shares for $1.00 per share, were purchased by working capital of Merchant.

Item 4.   Purpose of Transaction

     The shares of Common Stock were acquired by Merchant for investment purposes only and Merchant may, depending upon market and other conditions, make purchases of additional shares of Common Stock from Harrell, in the open market or in privately


CUSIP No. 4 13648-20-8          13D         Page 4 of 6 Pages

negotiated transactions with other third parties. As a result of this purchase of Common Stock by Merchant , the Board of Directors of Harrell was increased to four members. Geoffrey Dart and Gerard Thompson, residents of the United Kingdom, were elected as directors. Mr. Dart is the sole director and officer of Merchant.

                   (a)  See disclosure in Item 5(a).

                   (b)  Not applicable.

                   (c)  Not applicable.

                   (d)  See disclosure in Item 5(a).

                   (e)  Not applicable.

                   (f)  Not applicable.

                   (g)  Not applicable.

                   (h)  Not applicable.

                   (i)  Not applicable.

                   (j)  Not applicable.

Item 5.   Interest in Securities of the Issuer

     (a) On December 24, 1999, Merchant purchased 250,000 shares of Common Stock from Harrell for $250,000 ($1.00 per share) and received an option to acquire an additional 250,000 shares for $1.00 per share which expires December 31, 2005. As a result of the initial purchase of shares, Merchant beneficially owns 500,000 shares of Common Stock of Harrell, including the option to purchase 250,000 shares, and which represents approximately 33.9% of the outstanding shares of Common Stock. Harrell has a contractual right to purchase an additional 750,000 shares of Common Stock from Harrell for $750,000 at any time during the period expiring on November 14,2000. If Merchant purchases the additional 750,000 shares, Merchant will also receive options to purchase an additional 750,000 shares at
31.00 per share until December 31, 2005, the expiration date of the options. Merchant and other shareholders of Harrell, who are directors of Harrell, are subject to a Shareholder Agreement which provides, among other things, certain restrictions against the transfer of the options. In certain events, Harrell and/or the other parties to the Shareholder Agreement shall have the first right to purchase the options if offered for sale by Merchant. Specifically, if Merchant does not purchase the additional 750,000 shares of Common Stock from Harrell, Harrell shall have the exclusive continuing two-year option (but not


CUSIP No. 4 13648-20-8          13D         Page 5 of 6 Pages

the obligation) to repurchase all shares of Common Stock sold to Merchant by Harrell at a price of $1.00 per share. Shareholders of Harrell, who are also directors of Harrell, have agreed to vote in favor of the election of each of the following persons to the following officer positions of Harrell as long as such person's position with Harrell shall not be subject to termination for cause: Geoffrey Dart, Chairman of the Board; Paul
L. Barham, Vice Chairman of the Board and Chief Executive Officer; and Norman L. Marks, President and Chief Operating Officer. Merchant and Harrell have further agreed that Merchant shall have the right to nominate two candidates to the Board of Directors of Harrell as long as the Board of Directors remains at four members. In the event that the Board of Directors of Harrell shall consist of a number of directors other than four, upon certain events, Merchant shall have the right to nominate such additional nominees to the Board of Directors as may be necessary to retain Merchant's 50% membership on the Board of Directors.

     (b) Merchant beneficially owns, has the sole power to vote or direct to vote and the sole power to dispose or direct the disposition of the 500,000 shares of Common Stock of Harrell as described in and subject to the disclosure in subpart (a) of this
Item 5.

     (c) No transactions involving the Common Stock of Harrell, other than as described herein, have been effected by Merchant during the past 60 days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 500,000 shares of Common Stock of Harrell described herein.

     (e)  Not applicable.

Item 6.   Contracts, Arrangements. Understandings or
          Relationships with Respect to Securities of the Issuer

          See disclosure in Item 5(a).

Item 7.   Material to be Filed as Exhibits

          Not applicable.

CUSIP No. 4 13648-20-8          13D         Page 6 of 6 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: January 17, 2000        Merchant Capital Holdings, Ltd.


                              By: //Geoffrey G. Dart//